UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________
FORM 6-K
_________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2021
Commission file number 1- 33198

_________________________
ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Pembroke, HM 08, Bermuda
(Address of principal executive office)
_________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40- F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐            No  ☒

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2021

ITEM 1 - FINANCIAL STATEMENTS
ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. Dollars)

		As at	As at
		March 31,	December 31,
		2021	2020
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		197,078	235,734
Financial assets	4	48,621	103,514
Accounts and other receivable, net		217,392	222,629
Vessels and equipment classified as held for sale	5	7,500	7,500
Inventory		21,586	16,308
Due from related parties	12	2,723	9,980
Other assets		34,571	37,326
Total current assets		529,471	632,991
Non-current assets
Financial assets	4	45,753	36,372
Vessels and equipment	7	3,213,592	3,029,415
Advances on newbuilding contracts	8	26,094	127,335
Equity-accounted investments		243,698	241,731
Deferred tax assets		5,144	5,153
Other assets		169,887	185,521
Goodwill		127,113	127,113
Total non-current assets		3,831,281	3,752,640
Total assets		4,360,752	4,385,631
LIABILITIES
Current liabilities
Accounts payable and other	9	333,400	302,414
Other financial liabilities	10	40,307	198,985
Borrowings	11	349,890	362,079
Due to related parties	12	73,226	7
Total current liabilities		796,823	863,485
Non-current liabilities
Accounts payable and other	9	114,068	128,671
Other financial liabilities	10	207,425	144,350
Borrowings	11,12	2,799,400	2,808,898
Due to related parties	12	199,648	194,628
Deferred tax liabilities		700	700
Total non-current liabilities		3,321,241	3,277,247
Total liabilities		4,118,064	4,140,732
EQUITY
Limited partners - Class A common units		(2,509)	(2,505)
Limited partners - Class B common units		(156,267)	(157,897)
Limited partners - preferred units		376,488	376,512
General partner		6,826	6,828
Accumulated other comprehensive income		3,685	4,071
Non-controlling interests in subsidiaries		14,465	17,890
Total equity		242,688	244,899
Total liabilities and equity		4,360,752	4,385,631
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars, except per unit data)

		Three Months Ended March 31,
		2021	2020
	Notes	$	$
Revenues	12,13	272,754	312,401
Direct operating costs	14	(161,841)	(153,819)
General and administrative expenses	15	(12,668)	(14,802)
Depreciation and amortization	15	(77,249)	(78,534)
Interest expense	11,12	(47,684)	(48,269)
Interest income		28	667
Equity-accounted income (loss)		19,384	(4,055)
Impairment expense, net	7	—	(172,002)
Gain (loss) on dispositions, net	6	—	(562)
Realized and unrealized gain (loss) on derivative instruments	10	13,860	(90,923)
Foreign currency exchange gain (loss)		325	(3,440)
Other income (expenses), net		(26)	(1,229)
Income (loss) before income tax (expense) recovery		6,883	(254,567)
Income tax (expense) recovery
Current		(982)	(2,136)
Deferred		—	(2,229)
Net income (loss)		5,901	(258,932)
Attributable to:
Limited partners - common units		(302)	(258,141)
General partner		(2)	(1,907)
Limited partners - preferred units		7,880	8,038
Non-controlling interests in subsidiaries		(1,675)	(6,922)
		5,901	(258,932)
Basic and diluted earnings (loss) per limited partner common unit		0.00	(0.63)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

		Three Months Ended March 31,
		2021	2020
	Notes	$	$
Net income (loss)		5,901	(258,932)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
To interest expense:
Realized gain on qualifying cash flow hedging instruments	10	(190)	(208)
To equity income:
Realized gain on qualifying cash flow hedging instruments		(196)	(255)
Total other comprehensive income (loss)		(386)	(463)
Comprehensive income (loss)		5,515	(259,395)
Attributable to:
Limited partners - common units		(685)	(258,601)
General partner		(5)	(1,910)
Limited partners - preferred units		7,880	8,038
Non-controlling interests in subsidiaries		(1,675)	(6,922)
		5,515	(259,395)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Class A Common Units #	Class A Common Units and Additional Paid-in Capital $	Class B Common Units #	Class B Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at January 1, 2021	5,217	(2,505)	405,932	(157,897)	15,489	376,512	6,828	4,071	17,890	244,899
Net income (loss)	—	(4)	—	(298)	—	7,880	(2)	—	(1,675)	5,901
Other comprehensive income (loss)	—	—	—	—	—	—	—	(386)	—	(386)
Distributions declared:
Preferred units - Series A ($0.4531 per unit)	—	—	—	—	—	(2,663)	—	—	—	(2,663)
Preferred units - Series B ($0.5313 per unit)	—	—	—	—	—	(2,608)	—	—	—	(2,608)
Preferred units - Series E ($0.5547 per unit)	—	—	—	—	—	(2,609)	—	—	—	(2,609)
Other distributions	—	—	—	—	—	—	—	—	(1,750)	(1,750)
Contribution of Capital from Brookfield	—	—	—	1,928	—	—	—	—	—	1,928
Repurchase of preferred units	—	—	—	—	(1)	(24)	—	—	—	(24)
Balance as at March 31, 2021	5,217	(2,509)	405,932	(156,267)	15,488	376,488	6,826	3,685	14,465	242,688

	PARTNERS’ EQUITY
	Limited Partners
	Class A Common Units #	Class A Common Units and Additional Paid-in Capital $	Class B Common Units #	Class B Common Units and Additional Paid-in Capital $	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at January 1, 2020	—	—	—	—	411,149	169,737	15,800	384,274	9,587	4,410	29,794	597,802
Exchange of equity instruments	5,217	2,154	405,932	167,583	(411,149)	(169,737)	—	—	—	—	—	—
Net income (loss)	—	(3,276)	—	(254,865)	—	—	—	8,038	(1,907)	—	(6,922)	(258,932)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(463)	—	(463)
Distributions declared:
Preferred units - Series A ($0.4531 per unit)	—	—	—	—	—	—	—	(2,719)	—	—	—	(2,719)
Preferred units - Series B ($0.5313 per unit)	—	—	—	—	—	—	—	(2,657)	—	—	—	(2,657)
Preferred units - Series E ($0.5547 per unit)	—	—	—	—	—	—	—	(2,662)	—	—	—	(2,662)
Other distributions	—	—	—	—	—	—	—	—	—	—	(4,750)	(4,750)
Equity based compensation and other	—	(5)	—	(402)	—	—	—	—	—	—	—	(407)
Balance as at March 31, 2020	5,217	(1,127)	405,932	(87,684)	—	—	15,800	384,274	7,680	3,947	18,122	325,212
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

		Three Months Ended March 31,
		2021	2020
	Notes	$	$
Operating Activities
Net income (loss)		5,901	(258,932)
Adjusted for the following items:
Depreciation and amortization	7	77,249	78,534
Equity-accounted (income) loss, net of distributions received		(990)	19,550
Impairment expense, net	7	—	172,002
(Gain) loss on dispositions, net	6	—	562
Unrealized (gain) loss on derivative instruments	10	(162,257)	83,849
Deferred income tax expense (recovery)		—	2,229
Provisions and other items	9	(193)	(940)
Other non-cash items		12,086	6,246
Changes in non-cash working capital, net		39,239	(17,964)
Net operating cash flow		(28,965)	85,136
Financing Activities
Proceeds from borrowings	11	75,000	72,015
Repayments of borrowings and settlement of related derivative instruments	10,11	(99,367)	(74,217)
Financing costs related to borrowings		(750)	(201)
Proceeds from borrowings related to sale and leaseback of vessels	8	71,400	11,900
Repayments of borrowings related to sale and leaseback of vessels	8	(2,881)	—
Financing costs related to borrowings from sale and leaseback of vessels	8	—	(65)
Proceeds from borrowings from related parties	12	75,000	30,000
Lease liability repayments		(3,392)	(5,753)
Distributions to limited partners and preferred unitholders	16	(7,880)	(8,038)
Distributions to others who have interests in subsidiaries		(1,750)	(4,750)
Repurchase of preferred units		(24)	—
Net financing cash flow		105,356	20,891
Investing Activities
Additions
Vessels and equipment	7,8	(156,317)	(201,707)
Equity-accounted investments		(1,172)	(465)
Dispositions
Vessels and equipment	6	—	15,060
Restricted cash	4	42,202	83,815
Acquisition of company (net of cash acquired of $6.4 million)		—	6,430
Net investing cash flow		(115,287)	(96,867)
Cash and cash equivalents
Change during the period		(38,896)	9,160
Impact of foreign exchange on cash		240	(4,822)
Balance, beginning of the period		235,734	199,388
Balance, end of the period		197,078	203,726
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

1.Nature and Description of the Partnership

Altera Infrastructure L.P. and its wholly-owned or controlled subsidiaries (collectively, the Partnership) is an international infrastructure services provider to the offshore oil and gas industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. The Partnership was formed as a limited partnership established under the laws of the Republic of the Marshall Islands in August 2006 and the Partnership's affairs are governed by the Marshall Islands Limited Partnership Act and its limited partnership agreement as amended. The Partnership is a subsidiary of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or with its affiliates, Brookfield).

The Partnership’s preferred equity units are listed on the New York Stock Exchange under the ticker symbols “ALIN PR A”, “ALIN PR B” and “ALIN PR E” respectively.

The registered head office of the Partnership is Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom.

2.Significant Accounting Policies

a.Basis of presentation

These unaudited interim condensed consolidated financial statements of the Partnership have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (or IAS 34), as issued by the International Accounting Standards Board (or IASB). These interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Partnership’s annual consolidated financial statements as at and for the year ended December 31, 2020, which are included in the Partnership's Annual Report on Form 20-F for the year ended December 31, 2020. The unaudited interim condensed consolidated financial statements have been prepared under the assumption that the Partnership operates on a going concern basis and have been presented in U.S. dollars rounded to the nearest thousand unless otherwise indicated.

The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Partnership’s annual consolidated financial statements as at and for the year ended December 31, 2020, except for the adoption of new standards and changes in the Partnership's accounting policies effective as of 1 January 2021, as described below in Note 2c. There have been no significant changes to the method of determining significant estimates and judgments since December 31, 2020.

These unaudited interim condensed consolidated financial statements were approved by management and authorized for issue on May 3, 2021.

b.Going concern

As at March 31, 2021, the Partnership had a working capital deficit of $267.4 million primarily relating to scheduled maturities and repayments of $349.9 million of outstanding borrowings during the 12 months ending March 31, 2022, which amounts were classified as current as at March 31, 2021. The Partnership also anticipates making payments related to commitments to fund a vessel under construction during the remainder of 2021 through 2022 of $99.4 million; however, the Partnership has secured long-term financing related to this vessel.

The working capital deficit of $267.4 million as at March 31, 2021, has increased from $230.5 million as at December 31, 2020. The increase in the working capital deficit was primarily due to a decrease in financial assets of $54.9 million mainly relating to amounts held in escrow for a shuttle tanker newbuilding yard installment payment as at December 31, 2020 and a decrease in cash and cash equivalents of $38.7 million, partially offset by a decrease in total current liabilities primarily relating to the termination or amendment of certain interest rate swaps during the three months ended March 31, 2021.

Based on these factors, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its obligations and commitments and the minimum liquidity requirements under its financial covenants. Additional potential sources of financing that the Partnership is actively pursuing, or may consider pursuing, during the one-year period to March 31, 2022, include entering into new debt facilities, borrowing additional amounts under existing facilities, the refinancing or extension of certain borrowings, selling certain assets, seeking joint venture partners for the Partnership's business interests and/or capital raises. Additional potential sources of amounts generated from operations include the extensions and redeployment of existing assets.

The Partnership is actively pursuing the financing initiatives described above, which it considers probable of completion based on the Partnership’s history of being able to raise and refinance borrowings for similar types of vessels and based on the Partnership's assessment of current conditions and estimated future conditions. The Partnership is in various stages of progression on these matters.

Based on the Partnership’s liquidity at the date of these unaudited interim condensed consolidated financial statements, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable of completion, the Partnership expects that it will have sufficient liquidity to enable the Partnership to continue as a going concern for at least the one-year period to March 31, 2022.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

c.New standards, interpretations, amendments and policies adopted by the Partnership

The Partnership has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

i.Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

In August 2020, the International Accounting Standards Board published Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (or Phase 2 Amendments), effective January 1, 2021. The Phase 2 Amendments provide additional guidance to address the issues that will arise during the transition of benchmark interest rates and primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flow changes as a result of the replacement of an existing interest rate benchmark, allowing for prospective application of the new applicable benchmark interest rate, and to the application of hedge accounting, providing an exception such that changes in the designation of hedge accounting relationships that are needed to reflect the changes required by the benchmark interest rate reform do not result in the discontinuation of hedge accounting. The Partnership adopted the Phase 2 Amendments on January 1, 2021. The adoption of this amendment did not have an impact on the Partnership's unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2021. The Partnership's risk management strategy has not changed as a result of this.

Progress towards implementation of alternative benchmark interest rates

The Partnership is exposed to the impact of interest rate changes, primarily through its floating-rate borrowings that require it to make interest payments based on LIBOR. The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates.

The Partnership plans to transition the majority of its LIBOR-linked contracts to risk-free rates through amendments to fallback clauses in its floating-rate credit facilities and debt instruments which would change the basis for determining the interest rate cash flows from LIBOR to a risk-free rate at an agreed point in time. During March 2021, ICE Benchmark Administration announced that it has delayed the cessation of the publication of the overnight, one, three, six and 12 month USD LIBOR until June 30, 2023.

Interest rate benchmark transition for non-derivative financial liabilities

As at March 31, 2021, the Partnership had $1.8 billion of outstanding LIBOR-referenced borrowings summarized as follows:

	Principal	Weighted-average term	Transition Progress
	$	(years)
Revolving Credit Facilities	415,367	2.85	Expected to amend fallback clauses prior to cessation of publication of LIBOR.
Term Loans	1,219,674	4.41
Public Bonds	200,000	3.55
Total	1,835,041	3.96

Interest rate benchmark transition for derivatives

As at March 31, 2021, the Partnership had an outstanding notional balance of $0.8 billion of LIBOR-referenced interest rate swap agreements.

For all of the Partnership’s LIBOR-referenced derivatives, the International Swaps and Derivative Association’s fallback clauses were made available in late-2020 and the Partnership and its counterparties expect to adhere to this protocol. This ensures that all legacy trade will, on the cessation of LIBOR, follow the fallback clause provided in the protocol.

ii.Segments

As at January 1, 2021, the disclosure of the Partnership's corporate cost allocations to the segments was modified. The Partnership's components of the business for which discrete financial information is reviewed to assess performance and make decisions regarding resource allocation is still based upon five operating segments. However, the allocation of certain expenditures, relating to direct operating costs and general and administrative expenses, has been modified to show the impact of certain corporate direct operating costs in the corporate segment before reallocation to the segments. Additionally, certain expenditures that relate directly to corporate activities will be retained within the corporate segment. Previously all of these expenditures were allocated directly to the five operating segments based on an estimated use of corporate resources. The 2020 comparative information has been restated as a result of this change.

iii.Estimation uncertainty

COVID-19

The Partnership has not identified any new significant developments related to the COVID-19 pandemic which would impact key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses,

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
including whether any additional indicators of impairment were present for the three months ended March 31, 2021. The Partnership will continued to monitor the COVID-19 situation and review its critical estimates and judgements as circumstances evolve.

3.Fair Value of Financial Instruments

The following tables provide the details of the Partnership's financial instruments and their associated classifications as at March 31, 2021 and December 31, 2020:

	March 31, 2021			December 31, 2020
Measurement Basis	FVTPL $	Amortized cost $	Total $	FVTPL $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	—	197,078	197,078	—	235,734	235,734
Financial assets (current and non-current)	3,186	91,188	94,374	6,497	133,389	139,886
Accounts and other receivable, net (current and non-current) (1)	—	206,228	206,228	—	212,316	212,316
Due from related parties (current and non-current)	—	2,723	2,723	—	9,980	9,980
Other assets (current and non-current) (2)	—	57,904	57,904	—	59,905	59,905
Total	3,186	555,121	558,307	6,497	651,324	657,821
Financial liabilities
Accounts payable and other (3)	—	73,610	73,610	—	81,850	81,850
Other financial liabilities (current and non- current) (4)	38,029	209,703	247,732	203,597	139,738	343,335
Due to related parties (current and non-current)	—	272,874	272,874	—	194,635	194,635
Borrowings (current and non-current)	—	3,149,290	3,149,290	—	3,170,977	3,170,977
Total	38,029	3,705,477	3,743,506	203,597	3,587,200	3,790,797

(1)Excludes tax receivable of $11.2 million as at March 31, 2021 (December 31, 2020 - $10.3 million).
(2)Includes investments in finance leases.
(3)Includes accounts payable and lease liabilities. Refer to Note 9 below.
(4)Includes derivative instruments, obligations relating to finance leases and other financial liabilities. Refer to Note 10 below.

The fair value of all financial assets and liabilities as at March 31, 2021 approximated their carrying values, with the exception of the borrowings, where fair value which was determined using Level 1 and Level 2 inputs and resulted in a fair value of $3,127 million (December 31, 2020: $3,104 million) compared to a carrying value of $3,149 million (December 31, 2020: $3,171 million). The fair value of the Partnership’s borrowings is either based on quoted market prices or estimated using discounted cash flow analysis based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Fair value hierarchical levels - financial instruments

For assets and liabilities that are recognized at fair value on a recurring basis, the Partnership determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no transfers between levels during the three months ended March 31, 2021, nor during the year ended December 31, 2020. Additionally, there were no changes in the Partnership’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the three months ended March 31, 2021. The following table provides the fair value measurement hierarchy of the Partnership's financial assets and liabilities measured at fair value through profit or loss on a recurring basis as at March 31, 2021 and December 31, 2020:

	March 31, 2021			December 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Derivative instruments	—	3,186	—	—	6,497	—
Total	—	3,186	—	—	6,497	—
Financial liabilities
Derivative instruments	—	38,029	—	—	203,597	—
Total	—	38,029	—	—	203,597	—

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
4.Financial Assets

	March 31, 2021	December 31, 2020
	$	$
Current
Restricted cash (1)	45,435	97,017
Derivative instruments (2)	3,186	6,497
Total current	48,621	103,514
Non-current
Restricted cash (1)	45,753	36,372
Total non-current	45,753	36,372
(1)Restricted cash as at March 31, 2021 includes amounts held in escrow related to the sale of certain vessels, funds for loan facility repayments, withholding taxes and office lease prepayments (December 31, 2020 - amounts held in escrow for a shuttle tanker newbuilding yard installment payment, a deposit related to the sale of a vessel, funds for loan facility repayments, withholding taxes and office lease prepayments).
(2)See Note 10 for additional information.

5.Vessels and Equipment Classified as Held for Sale

		March 31, 2021	December 31, 2020
Vessel	Segment	$	$
Navion Anglia	Shuttle Tanker Segment	4,400	4,400
Navion Oslo	Shuttle Tanker Segment	3,100	3,100
		7,500	7,500

The fair value of vessels and equipment classified as held for sale measured on a non-recurring basis was $7.5 million and $7.5 million as at March 31, 2021 and December 31, 2020, respectively.

6. Gain (Loss) on Dispositions, Net

Period	Vessel	Segment	Net Proceeds ($)	Gain (Loss) on Dispositions, Net ($)
Q1-20	Petrojarl Cidade de Rio das Ostras	FPSO Segment	2,282	(92)
Q1-20	Navion Hispania	Shuttle Tanker Segment	6,715	(385)
Q1-20	Stena Sirita	Shuttle Tanker Segment	6,055	(85)
Gain (loss) on dispositions, net for the three months ended March 31, 2020				(562)

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
7.Vessels and Equipment

	March 31, 2021	December 31, 2020
	$	$
Gross carrying amount:
Opening balance at beginning of year	4,025,498	3,531,827
Additions	4,085	41,346
Dispositions (1)	—	(29,242)
Transferred from advances on newbuilding contracts	253,301	543,131
Vessels and equipment reclassified as held for sale (2)	—	(61,564)
Closing balance at end of period	4,282,884	4,025,498
Accumulated Depreciation and Impairment:
Opening balance at beginning of year	(996,083)	(506,111)
Depreciation and amortization (3)	(73,209)	(295,610)
Impairment expense, net (4)	—	(245,396)
Dispositions (1)	—	15,050
Vessels and equipment reclassified as held for sale (2)	—	35,984
Closing balance at end of period	(1,069,292)	(996,083)
Net book value	3,213,592	3,029,415
(1)Includes the sale of vessels and the disposal upon the replacement of certain components of vessels and equipment.
(2)See Note 5 for additional information.
(3)Excludes depreciation and amortization on the Partnership's right-of-use assets, office equipment and software.
(4)See below for additional information. Excludes impairment expense on vessels and equipment classified as held for sale during the three months ended March 31, 2021 and year ended December 31, 2020.

Impairment expense, net

Period	Vessel	Segment	Event	Fair Value Hierarchical Level	Valuation Techniques and Key Inputs	Impairment Expense $
Q1 2020	ALP Forward	Towage	Change in the expected earnings of the vessels	Level 3	Discounted cash flow valuation	8,361
Q1 2020	ALP Winger	Towage				12,479
Q1 2020	ALP Ippon	Towage				1,360
Q1 2020	ALP Ace	Towage				731
Q1 2020	Petrojarl I	FPSO	Change in the expected earnings of the vessel	Level 3	Discounted cash flow valuation	42,367
Q1 2020	Petrojarl Varg	FPSO	Change in future redeployment assumptions	Level 3	Discounted cash flow valuation	27,202
Q1 2020	Petrojarl Knarr	FPSO	Change in expected earnings of the vessel	Level 3	Discounted cash flow valuation	56,599
Q1 2020	Navion Stavanger	Shuttle Tanker	Change in expected earnings of the vessel	Level 3	Discounted cash flow valuation	3,606
Q1 2020	Navion Gothenburg	Shuttle Tanker	Change in future redeployment assumptions	Level 3	Discounted cash flow valuation	16,772
Q1 2020	Navion Bergen	Shuttle Tanker	Expected sale of the vessel	Level 2	Fair value less cost to sell using an appraised valuation	2,400
Q1 2020	Other	Shuttle Tanker				125
Impairment expense, net for the three months ended March 31, 2020						172,002

The fair value of vessels and equipment measured on a non-recurring basis was $nil and $140.5 million as at March 31, 2021 and December 31, 2020, respectively.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
8.Advances on Newbuilding Contracts

	March 31, 2021	December 31, 2020
	$	$
Opening balance at beginning of year	127,335	297,100
Additions	151,757	368,588
Capitalized borrowing costs	303	4,778
Transferred to vessels and equipment	(253,301)	(543,131)
Closing balance at end of period	26,094	127,335

As at March 31, 2021, the Partnership has commitments relating to shipbuilding contracts for one shuttle tanker newbuilding, which is expected to be delivered in 2022. As at March 31, 2021, gross payments made towards this vessel was $26.1 million. The Partnership secured $105.6 million of borrowings relating to this shuttle tanker newbuilding (see Note 11 for additional information).

As at March 31, 2021, the contractual maturities of the Partnership's obligations under its newbuilding contracts were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Newbuilding contracts	99.4	26.2	73.2	—	—	—	—

9.Accounts Payable and Other

	March 31, 2021	December 31, 2020
	$	$
Current
Accounts payable	41,174	46,022
Accrued liabilities	173,314	143,660
Provisions (1)	7,662	7,522
Deferred revenues	97,478	91,392
Lease liabilities	13,772	13,818
Total current	333,400	302,414
Non-current
Deferred revenues	733	11,616
Lease liabilities	18,664	22,010
Provisions (1)	60,179	60,179
Decommissioning liability (2)	33,538	33,901
Other	954	965
Total non-current	114,068	128,671
(1)See below for additional information.
(2)Decommissioning liability relates to the Partnership’s requirement to remove the sub-sea mooring and riser system associated with the Randgrid FSO unit and restore the environment surrounding the facility. The liability represents the estimated cost to remove this equipment and restore the environment and takes into account the estimated timing of the cost to be incurred in future periods. There were no changes in the Partnership's valuation process, valuation techniques, and types of inputs used to determine the liability as at March 31, 2021.

Provisions

	March 31, 2021	December 31, 2020
	$	$
Opening balance at beginning of year	67,701	67,906
Additional provisions recognized	140	12,033
Reduction arising from payments / derecognition	—	(12,238)
Closing balance at end of period	67,841	67,701

10.Other Financial Liabilities

	March 31, 2021	December 31, 2020
	$	$
Current
Derivative instruments	26,893	189,647
Obligations relating to finance leases	11,029	8,839
Other	2,385	499
Total current	40,307	198,985
Non-current
Derivative instruments	11,136	13,950
Obligations relating to finance leases	196,289	130,400
Total non-current	207,425	144,350

As at March 31, 2021, the contractual maturities of the Partnership's obligations relating to the finance leases under the sale and leaseback transactions were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Obligations related to finance leases	210.1	11.3	11.3	11.3	11.3	11.3	153.6

The liability for the financing leases accrues interest at a variable rate of LIBOR plus a margin of 2.85%. As at March 31, 2021, the Partnership was in compliance with all covenant requirements of its finance leases.

Derivative Financial Instruments

The Partnership’s activities expose it to a variety of financial risks, including liquidity risk, interest rate risk, foreign currency risk and credit risk. The Partnership selectively uses derivative financial instruments principally to manage certain of these risks.

The aggregate amount of the Partnership's derivative financial instrument positions is as follows:

	March 31, 2021		December 31, 2020
	Financial Asset	Financial Liability	Financial Asset	Financial Liability
	$	$	$	$
Interest rate swaps	—	38,029	—	203,597
Foreign currency forward contracts	3,186	—	6,497	—
Total	3,186	38,029	6,497	203,597
Total current	3,186	26,893	6,497	189,647
Total non-current	—	11,136	—	13,950

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Partnership is exposed to the impact of interest rate changes, primarily through its floating-rate borrowings that require it to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and the Partnership's ability to service its debt. The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the Partnership's floating-rate debt.

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, any of its interest rate swaps as hedges of variable rate debt. Certain of the Partnership's interest rate swaps are secured by vessels.

In February 2021, the Partnership terminated two and amended two of its interest rate swap agreements, which as at December 31, 2020, had a total notional amount of $600.3 million and a total fair value liability of $147.5 million. These interest rate swaps included early termination provisions, which if exercised, would have terminated these interest rate swaps in February 2021. Following the terminations and amendments, the total notional amount relating to the two remaining interest rate swap agreements will be reduced to $132.0 million in April 2021. These agreements include mandatory termination provisions which terminate these interest rate swaps February 2022.

In March 2021, the Partnership terminated one of its interest rate swaps, which as at December 31, 2020, had a notional value of $90.4 million and a fair value liability of $37.1 million. This interest rate swap included an early termination provision, which was exercised in March 2021.

As at March 31, 2021, the Partnership and its consolidated subsidiaries were committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability)(1) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(2)
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	300,000	(9,727)	1.11	3.0%
U.S. Dollar-denominated interest rate swaps (4)	LIBOR	524,076	(28,302)	1.41	2.9%
		824,076	(38,029)
(1)Excludes accrued interest of $5.5 million.
(2)Excludes the margins the Partnership pays on its variable-rate debt, which as at March 31, 2021, ranged between 1.10% and 6.50%.
(3)Notional amount remains constant over the term of the swap, unless the swap is partially terminated.
(4)Principal amount reduces quarterly or semi-annually.

Total realized and unrealized gain (loss) on the Partnership's derivative financial instruments that are not designated, for accounting purposes, as hedges are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the unaudited interim condensed consolidated statements of income (loss) for the three months ended March 31, 2021 and 2020 as follows:

	Three Months Ended March 31,
	2021	2020
	$	$
Realized gain (loss) on derivative instruments
Interest rate swaps	(151,935)	(5,771)
Foreign currency forward contracts	3,538	(1,303)
	(148,397)	(7,074)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	165,568	(75,441)
Foreign currency forward contracts	(3,311)	(8,408)
	162,257	(83,849)
Total realized and unrealized gain (loss) on derivative instruments	13,860	(90,923)

The following table presents the notional amounts underlying the Partnership's derivative financial instruments by term to maturity as at March 31, 2021:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Fair value through profit or loss
Interest rate swaps	824.1	414.8	389.1	3.8	3.8	3.8	8.8
Foreign currency forward contracts	47.0	47.0	—	—	—	—	—
Total	871.1	461.8	389.1	3.8	3.8	3.8	8.8

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
11.Borrowings

			Weighted average term		Weighted average rate
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
	$	$	(years)	(years)	(%)	(%)
Revolving Credit Facilities	415,367	439,600	2.85	3.07	2.76	2.81
Term Loans	1,435,015	1,426,370	5.25	5.51	2.74	2.69
Public Bonds	1,138,302	1,138,086	2.31	2.56	7.88	7.88
Non-Public Bonds	198,090	206,870	4.72	5.04	6.08	6.13
Total	3,186,774	3,210,926	3.85	4.10	4.79	4.77
Less: deferred financing __costs and other	(37,484)	(39,949)
Total borrowings	3,149,290	3,170,977
Less current portion	(349,890)	(362,079)
Long-term portion	2,799,400	2,808,898

Revolving Credit Facilities

As at March 31, 2021, the Partnership had two revolving credit facilities (December 31, 2020 - two), which, as at such date, provided for total borrowings of up to $415.4 million (December 31, 2020 - $439.6 million), and were fully drawn (December 31, 2020 - fully drawn).

Term Loans

As at March 31, 2021, the Partnership had term loans outstanding secured by 25 vessels, which totaled $1.4 billion (December 31, 2020 - secured by 25 vessels, which totaled $1.4 billion). The term loans reduce over time with monthly, quarterly or semi-annual payments and have varying maturities through 2034. As at March 31, 2021, the Partnership, a subsidiary of the Partnership or the other owner in the Partnership's 50%-owned subsidiaries had guaranteed all of these term loans.

In February 2021, the Partnership refinanced an existing term loan relating to the financing of the Petrojarl I FPSO unit. The new facility provides for borrowings of $75.0 million, which reduces over time with monthly payments and matures in February 2024. The interest payments on the new facility are based on LIBOR plus a margin of 3.50% per annum.

Public and Non-Public Bonds

As at March 31, 2021, the Partnership had public bonds outstanding which totaled $1.1 billion (December 31, 2020 - $1.1 billion) and non-public bonds outstanding which totaled $198.1 million (December 31, 2020 - $206.9 million). The public bonds have varying maturities through 2024 and the non-public bonds reduce over time with semi-annual payments and varying maturities through 2027.

As at March 31, 2021, the contractual maturities of the Partnership's borrowings were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Borrowings:
Secured debt - scheduled repayments	1,285.1	308.0	253.8	229.1	143.4	121.1	229.7
Secured debt - repayments on maturity	763.4	42.9	247.7	93.1	182.0	98.9	98.8
Public bond repayments	1,138.3	—	251.3	687.0	200.0	—	—
Total borrowings	3,186.8	350.9	752.8	1,009.2	525.4	220.0	328.5
Unsecured revolving credit facilities - due to related parties (1)	306.9	75.0	—	—	231.9	—	—
(1)See Note 12 for additional information.

As at March 31, 2021, the Partnership was in compliance with all covenant requirements of its revolving credit facilities, term loans and bonds.

Interest paid during the three months ended March 31, 2021 was $58.3 million (three months ended March 31, 2020 - $62.7 million).

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
12.Related Party Transactions

The key management personnel that are principally responsible for the operations of the Partnership are as follows:

Name	Position
Ingvild Sæther	President and Chief Executive Officer, Altera Infrastructure Group Ltd.
Jan Rune Steinsland	Chief Financial Officer, Altera Infrastructure Group Ltd.
Duncan Donaldson	General Counsel, Altera Infrastructure Group Ltd.

During the three months ended March 31, 2021, total compensation expenses of these three key management personnel of the Partnership was $1.2 million (three months ended March 31, 2020 - $1.2 million).

The Partnership is a party to the following transactions with related parties:

a)As at March 31, 2021, the Partnership had an undrawn balance of $nil (December 31, 2020 - $nil) relating to an unsecured revolving credit facility provided by Brookfield, which provides for borrowings of up to $225.0 million and matures on October 31, 2024. The agreement provides the Partnership the option to defer interest payments of up to $25.0 million until maturity. As at March 31, 2021, the Partnership has deferred a total of $6.9 million of interest payments. Any outstanding principal balances are due on the maturity date. The Partnership previously determined that as the interest rate under the facility was deemed to be at below market terms, Brookfield was acting in its capacity as an equity owner, and the Partnership recorded a $37.1 million decrease in the carrying value of the facility, which was classified as an equity contribution in the Partnership's unaudited interim condensed consolidated statements of changes in equity during the year ended December 31, 2020. As at March 31, 2021, the Partnership was in compliance with the covenant requirements of this revolving credit facility.

b)During the three months ended March 31, 2021, the Partnership entered into an unsecured revolving credit facility provided by Brookfield, which provides for borrowings of up to $30 million and as at March 31, 2021, had an undrawn balance of $nil. The interest payments on the facility are based on LIBOR plus a margin of 5.00% and the facility matures in February 2022. Any outstanding principal balances are due on the maturity date. During the three months ended March 31, 2021, the Partnership determined that the interest rate under the facility was deemed to be at below market terms and therefore, Brookfield was acting in its capacity as an equity owner. The Partnership recorded a $1.3 million decrease in the carrying value of the facility, which was classified as an equity contribution in the Partnership's unaudited interim condensed consolidated statements of changes in equity during the three months ended March 31, 2021. As at March 31, 2021, the Partnership was in compliance with the covenant requirements of this revolving credit facility.

c)During the three months ended March 31, 2021, a subsidiary of the Partnership entered into an unsecured revolving credit facility provided by Brookfield, which provides for borrowings of up to $70 million and as at March 31, 2021, had an undrawn balance of $25 million. The interest payments on the facility are based on LIBOR plus a margin of 5.00% and the facility matures in February 2022. Any outstanding principal balances are due on the maturity date. During the three months ended March 31, 2021, the Partnership determined that the interest rate under the facility was deemed to be at below market terms and therefore, Brookfield was acting in its capacity as an equity owner. The Partnership recorded a $0.6 million decrease in the carrying value of the facility, which was classified as an equity contribution in the Partnership's unaudited interim condensed consolidated statements of changes in equity during the three months ended March 31, 2021. As at March 31, 2021, the Partnership was in compliance with the covenant requirements of this revolving credit facility.

d)On July 2, 2018, the Partnership issued, in a U.S. private placement, a total of $700.0 million of five-year senior unsecured bonds that mature in July 2023. The interest payments on the bonds are fixed at a rate 8.50% (see Note 11 for additional information). Brookfield purchased $500.0 million of these bonds and as at March 31, 2021, Brookfield held $411.3 million of these bonds (December 31, 2020 - $411.3 million), which is included in the non-current portion of borrowings on the Partnership's unaudited interim condensed consolidated statements of financial position.

The Partnership also reimburses its general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. The Partnership's related party transactions recognized in the unaudited interim condensed consolidated statements of income (loss) were as follows for the periods indicated:

	Three Months Ended March 31,
	2021	2020
	$	$
Revenues (1)	2,475	—
Direct operating costs (1)	—	1,979
General and administrative expenses (2)	(269)	(151)
Depreciation and amortization	(50)	(60)
Interest expense (3)(4)	(14,157)	(9,347)
(1)Includes revenue from services provided to the Partnership's equity-accounted investments.
(2)Includes reimbursements to the general partner for costs incurred on the Partnership’s behalf.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
(3)Includes interest expense of $8.7 million for the three months ended March 31, 2021 (three months ended March 31, 2020 - $8.9 million), incurred on a portion of five-year senior unsecured bonds held by Brookfield (see Note 12d for additional information).
(4)Includes interest expense of $3.2 million for the three months ended March 31, 2021 (three months ended March 31, 2020 - $1.1 million), and an accretion expense of $2.3 million for the three months ended March 31, 2021 (three months ended March 31, 2020 - accretion income of $0.7 million) incurred on the unsecured revolving credit facilities provided by Brookfield (see Notes 12a, 12b and 12c for additional information).

As at March 31, 2021, the carrying value of amounts due from related parties totaled $2.7 million (December 31, 2019 - $10.0 million). As at March 31, 2021, the carrying value of amounts due to related parties totaled $272.9 million (December 31, 2020 - $194.6 million) and consisted only of the unsecured revolving credit facilities provided by Brookfield (see Note 12a, 12b and 12c).

13.Revenues

The Partnership’s primary source of revenues is chartering its vessels and offshore units to its customers. The Partnership utilizes five primary forms of contracts, consisting of FPSO contracts, contract of affreightment (CoAs), time-charter contracts, bareboat charter contracts and voyage charter contracts. All of the Partnership's revenues relate to services transferred over a period of time. During the three months ended March 31, 2021, the Partnership also generated revenues from the operation of volatile organic compound (VOC) systems on certain of the Partnership’s shuttle tankers, and from the management of certain vessels on behalf of the disponent owners or charterers of those vessels.

The following tables contain the Partnership’s revenues for the three months ended March 31, 2021 and 2020, by contract type and by segment:

Three Months Ended March 31, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations(1)	Total
Revenues from contracts with customers
FPSO contracts	30,322	—	—	—	—	—	30,322
CoAs	—	23,499	—	—	—	—	23,499
Time charters	—	23,239	8,437	—	—	—	31,676
Bareboat charters	—	—	—	—	—	—	—
Voyage charters	—	—	—	—	12,291	(4,974)	7,317
Management fees and other	39,619	8,476	249	217	92	—	48,653
	69,941	55,214	8,686	217	12,383	(4,974)	141,467
Other revenues
FPSO contracts	38,169	—	—	—	—	—	38,169
CoAs	—	35,341	—	—	—	—	35,341
Time charters	—	39,997	8,708	—	—	—	48,705
Bareboat charters	—	2,917	1,273	—	—	—	4,190
Voyage charters	—	4,882	—	—	—	—	4,882
	38,169	83,137	9,981	—	—	—	131,287
Total revenues	108,110	138,351	18,667	217	12,383	(4,974)	272,754

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Three Months Ended March 31, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations(1)	Total
Revenues from contracts with customers
FPSO contracts	44,644	—	—	—	—	—	44,644
CoAs	—	26,662	—	—	—	—	26,662
Time charters	—	26,889	9,680	—	—	—	36,569
Bareboat charters	—	—	—	—	—	—	—
Voyage charters	—	126	—	—	10,841	—	10,967
Management fees and other	15,272	1,872	804	447	9	—	18,404
	59,916	55,549	10,484	447	10,850	—	137,246
Other revenues
FPSO contracts	56,288		—	—	—	—	56,288
CoAs	—	30,911	—	—	—	—	30,911
Time charters	—	41,878	20,748	—	—	—	62,626
Bareboat charters	—	8,267	3,665	—	—	—	11,932
Voyage charters	—	13,398	—	—	—	—	13,398
	56,288	94,454	24,413	—	—	—	175,155
Total revenues	116,204	150,003	34,897	447	10,850	—	312,401

(1)Includes revenues earned between segments of the Partnership of $5.0 million and $nil, respectively, for the three months ended March 31, 2021 and 2020.

14.Direct Operating Costs

Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of revenues. The following table lists direct operating costs for the three months ended March 31, 2021 and 2020 by nature:

	Three months ended March 31,
	2021	2020
	$	$
Voyage expenses (1)	28,168	38,770
Operating expenses	71,046	56,042
Charter hire	2,643	7,387
Compensation	59,984	51,620
Total	161,841	153,819
(1)Expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

15.Segment Information

For the three months ended March 31, 2021 and 2020, the Partnership's operations were organized into five operating segments: FPSO, shuttle tanker, FSO, UMS and towage.

These operating segments are regularly reviewed by the Partnership's Chief Operating Decision Maker (or CODM) for the purpose of allocating resources to the segment and to assess its performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is Adjusted EBITDA, which is calculated as net income (loss) before interest expense, interest income, income tax expense, and depreciation and amortization, adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps, as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense; realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; and equity-accounted income (loss). Adjusted EBITDA also includes the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenues and expenses of its equity-accounted investments. Consequently, the cash flow generated by the Partnership’s equity-accounted investments may not be available for use by the Partnership in the period that such cash flows are generated.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Adjusted EBITDA is also used by external users of the Partnership's unaudited interim condensed consolidated financial statements, such as investors and the Partnership’s controlling unitholder.

The following tables include the results for the Partnership’s reportable segments for the periods presented in these unaudited consolidated financial statements:

Three Months Ended March 31, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (1)	Total
Revenues	108,110	138,351	18,667	217	12,383	(4,974)	272,754
Adjusted EBITDA	52,768	67,194	7,405	(1,695)	(2,350)	(3,052)	120,270

Three Months Ended March 31, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (1)	Total
Revenues	116,204	150,003	34,897	447	10,850	—	312,401
Adjusted EBITDA	79,593	64,867	23,892	(2,606)	(2,003)	(195)	163,548
(1)Includes revenues earned and direct operating costs incurred between segments of the Partnership of $5.0 million and $5.0 million, respectively, for the three months ended March 31, 2021 ($nil and $nil, respectively, for the three months ended March 31, 2020).

The following table includes reconciliations of Adjusted EBITDA to net income (loss) for the periods presented in these unaudited interim condensed consolidated financial statements:

	Three Months Ended March 31,
	2021	2020
	$	$
Adjusted EBITDA	120,270	163,548
Depreciation and amortization (1)	(77,249)	(78,534)
Interest expense	(47,684)	(48,269)
Interest income	28	667
Expenses and gains (losses) relating to equity-accounted investments (2)	(4,869)	(28,908)
Impairment expense, net (3)	—	(172,002)
Gain (loss) on dispositions, net (4)	—	(562)
Realized and unrealized gain (loss) on derivative instruments (5)	13,860	(89,620)
Foreign currency exchange gain (loss)	325	(3,440)
Other income (expenses), net	(26)	(1,229)
Adjusted EBITDA attributable to non-controlling interests	2,228	3,782
Income (loss) before income tax (expense) recovery	6,883	(254,567)
Income tax (expense) recovery
Current	(982)	(2,136)
Deferred	—	(2,229)
Net loss	5,901	(258,932)
(1)Depreciation and amortization by segment for the three months ended March 31, 2021 is as follows: FPSO $20.6 million, Shuttle Tanker $43.4 million, FSO $7.7 million, UMS $0.6 million, Towage $4.3 million and Corporate $0.6 million (three months ended March 31, 2020 - FPSO $24.8 million, Shuttle Tanker $37.8 million, FSO $10.4 million, UMS $0.6 million, Towage $4.7 million and Corporate $0.3 million).
(2)Includes depreciation and amortization, interest expense, interest income, realized and unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and income tax (expense) recovery relating to equity-accounted investments. The sum of (a) Adjusted EBITDA from equity-accounted investments and (b) expenses and gains (losses) relating to equity-accounted investments from this table equals the amount of equity-accounted income (loss) included on the Partnership's unaudited interim condensed consolidated statements of income (loss).
(3)Impairment expense, net by segment for the three months ended March 31, 2020 was FPSO $126.2 million, Shuttle Tanker $22.9 million and Towage $22.9 million. (see Note 7 for additional information).
(4)Gain (loss) on dispositions, net by segment for the three months ended March 31, 2020 was FPSO $(0.1) million and Shuttle Tanker $(0.5) million. (see Note 6 for additional information).
(5)Excludes the realized loss on foreign currency forward contracts for the three months ended March 31, 2020.

Segment Assets

For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including equity-accounted investments, attributable to each segment.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
A reconciliation of the Partnership's assets by reportable operating segment as at March 31, 2021 and December 31, 2019 are as follows:

	March 31, 2021	December 31, 2020
	$	$
FPSO segment	1,202,949	1,221,316
Shuttle tanker segment	2,227,673	2,114,215
FSO segment	238,901	244,507
UMS segment	77,936	100,254
Towage segment	301,779	303,302
Corporate/Other
Cash and cash equivalents and restricted cash	288,265	369,123
Other assets	23,249	32,914
Total assets	4,360,752	4,385,631

Revenues from External Customers

The table below summarize the Partnership's segment revenue by geography, based on the operating location of the Partnership's assets, for the three months ended March 31, 2021 and 2020:

Three Months Ended March 31, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (2)	Total
Revenues from contracts with customers
Norway (1)	29,243	28,382	5,653	217	—	—	63,495
Brazil (1)	8,830	13,783	—	—	—	—	22,613
Netherlands	—	—	—	—	12,383	(4,974)	7,409
Canada	—	11,438	—	—	—	—	11,438
United Kingdom (1)	31,868	—	—	—	—	—	31,868
Australia	—	—	—	—	—	—	—
Other	—	1,611	3,033	—	—	—	4,644
Total revenues from contracts with customers	69,941	55,214	8,686	217	12,383	(4,974)	141,467
Other revenues
Norway (1)	33,286	44,420	6,759	—	—	—	84,465
Brazil (1)	4,045	16,929	—	—	—	—	20,974
Netherlands	—	—	—	—	—	—	—
Canada	—	14,558	—	—	—	—	14,558
United Kingdom (1)	838	—	—	—	—	—	838
Australia	—	—	—	—	—	—	—
Other	—	7,230	3,222	—	—	—	10,452
Total other revenues	38,169	83,137	9,981	—	—	—	131,287
Total revenues	108,110	138,351	18,667	217	12,383	(4,974)	272,754

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Three Months Ended March 31, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (2)	Total
Revenues from contracts with customers
Norway (1)	32,472	32,763	4,345	447	—	—	70,027
Brazil (1)	15,800	6,907	—	—	—	—	22,707
Netherlands	—	—	—	—	10,850	—	10,850
Canada	—	14,470	—	—	—	—	14,470
United Kingdom (1)	11,644	1,409	—	—	—	—	13,053
Australia	—	—	4,066	—	—	—	4,066
Other	—	—	2,073	—	—	—	2,073
Total revenues from contracts with customers	59,916	55,549	10,484	447	10,850	—	137,246
Other revenues						—	—
Norway (1)	39,789	37,965	19,666	—	—	—	97,420
Brazil (1)	14,428	22,205	—	—	—	—	36,633
Netherlands	—	—	—	—	—	—	—
Canada	—	19,073	—	—	—	—	19,073
United Kingdom (1)	2,071	3,098	1,365	—	—	—	6,534
Australia	—	—	197	—	—	—	197
Other	—	12,113	3,185	—	—	—	15,298
Total other revenues	56,288	94,454	24,413	—	—	—	175,155
Total revenues	116,204	150,003	34,897	447	10,850	—	312,401
(1)Reference to Norway, the UK and Brazil are to income from international shipping activities occurring on the Norwegian, UK and Brazilian continental shelves respectively.
(2)Includes revenues earned between segments of the Partnership of $5.0 million and $nil, respectively, for the three months ended March 31, 2021 and 2020.

16.Distributions

The distributions payable or paid on the preferred units for the three months ended March 31, 2021 were $7.9 million (three months ended March 31, 2020 - $8.0 million).

On April 29, 2021, the general partner of the Partnership declared the following distributions payable on May 17, 2021 to all preferred unitholders on record on May 10, 2021:

•Series A Preferred Units - $0.4531 per unit
•Series B Preferred Units - $0.5313 per unit
•Series E Preferred Units - $0.5547 per unit

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
March 31, 2021
PART I – FINANCIAL INFORMATION
ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of Our Business

We are a leading global energy infrastructure services provider primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We currently operate floating production, storage and off-loading (or FPSO) units, shuttle tankers, floating storage and off-take (or FSO) units, a unit for maintenance and safety (or UMS) and long-distance towage and offshore installation (or towage) vessels and our operations are organized into these five corresponding operating segments. As at March 31, 2021, our fleet was as follows:

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	7	(i)	—	—		7
Shuttle Tanker Segment	27	(ii)	1	1	(iii)	29
FSO Segment	4		—	—		4
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Total	49		1	1		51
(i)Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which our ownership interest is 50 percent and also includes two units which are currently in lay-up.
(ii)Includes three shuttle tankers in which our ownership interest is 50 percent. All of our operating shuttle tankers provide transportation services to energy companies predominately in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market and we occasionally charter-in shuttle tankers in the spot market.
(iii)Includes one DP2 shuttle tanker newbuildings scheduled for delivery in early-2022, which will operate under an existing contract off the East Coast of Canada.

Global crude oil and gas prices have largely recovered from the uncertainty regarding demand created by the COVID-19 pandemic. However, as the timing of the ongoing global immunization effort, including the effectiveness of the vaccines, and the severity of outbreaks of variants of the virus are still highly uncertain and cannot be predicted, the long-term impact of the pandemic on our business, financial condition and operating results cannot be determined. Our business involves the ownership and operation of critical infrastructure assets in offshore oil regions and any significant decrease in demand for crude oil could adversely affect the demand for our vessels and the types of services we offer. Additionally, a continuation of the pandemic may result in reduced cash flow and financial condition, including potential liquidity constraints and potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets. Our business model is to employ our vessels on fixed-rate contracts with oil companies, typically with terms between three and ten years, and therefore we do not expect any significant near-term impact on our liquidity, except for a decline in activity in the spot markets serviced mainly by our towage vessels. Potential effects of the pandemic include, among others, force majeure claims relating to existing contracts, increased counterparty risk and/or default, fewer contract extension opportunities, and in the worst case, contract terminations resulting from relevant early field abandonment programs. As at March 31, 2021, we have not experienced any material business disruptions or a direct material financial impact as a result of the pandemic and we are actively pursuing additional steps to preserve liquidity and our financial flexibility. Our operational focus over the short-term is to focus on extending contracts and the redeployment of our assets that are scheduled to come off charter over the next few years.

Significant Developments

Delivery of Shuttle Tanker Newbuildings

In January 2021, we took delivery of the fifth LNG-fueled DP2 shuttle tanker newbuilding, the Altera Wave. The vessel has commenced operations and is trading as part of our CoA fleet in the North Sea. The sixth LNG fueled vessel, the Altera Wind, was delivered in March 2021 and has arrived in Norway for testing, while the seventh newbuilding is expected to be delivered early in 2022 and to operate off the East Coast of Canada.

Financings

In February 2021, we terminated two and amended a further two interest rate swaps that contained early termination provisions, which, if exercised, would have terminated these interest rate swaps during 2021.

In February 2021, we refinanced an existing term loan relating to the financing of the Petrojarl I FPSO unit, which provides for borrowings of $75.0 million and matures in February 2024.

In February 2021, we entered into two unsecured revolving credit facilities with Brookfield. The borrowings available under the two unsecured revolving credit facilities are $70.0 million and $30.0 million, respectively, and mature in February 2022.

Results of Operations

The following tables present our consolidated operating results, and certain results for our five operating segments, for the three months ended March 31, 2021 and 2020.

Interest expense, interest income, realized and unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss), other income (expenses) and income tax expense (recovery) are not allocated to individual segments as these are managed on an overall basis for us.

(in thousands of U.S. Dollars)	Three Months Ended March 31, 2021
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
IFRS:
Revenues	108,110	138,351	18,667	217	12,383	(4,974)	272,754
Direct operating costs	(70,592)	(63,159)	(9,258)	(750)	(14,048)	(4,034)	(161,841)
General and administrative expenses (1)	(9,003)	(5,773)	(2,001)	(1,162)	(685)	5,956	(12,668)
Depreciation and amortization	(20,642)	(43,440)	(7,712)	(555)	(4,275)	(625)	(77,249)
Interest expense	—	—	—	—	—	—	(47,684)
Interest income	—	—	—	—	—	—	28
Equity-accounted income (loss)	19,384	—	—	—	—	—	19,384
Realized and unrealized gain (loss) on derivative instruments	—	—	—	—	—	—	13,860
Foreign currency exchange gain (loss)	—	—	—	—	—	—	325
Other income (expenses), net	—	—	—	—	—	—	(26)
Income (loss) before income tax (expense) recovery							6,883
Income tax (expense) recovery
Current	—	—	—	—	—	—	(982)
Deferred	—	—	—	—	—	—	—
Net income (loss)							5,901

Non-IFRS:
Adjusted EBITDA (2)	52,768	67,194	7,405	(1,695)	(2,350)	(3,052)	120,270

(in thousands of U.S. Dollars)	Three Months Ended March 31, 2020
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
IFRS:
Revenues	116,204	150,003	34,897	447	10,850	—	312,401
Direct operating costs	(47,407)	(77,594)	(8,497)	(982)	(11,715)	(7,624)	(153,819)
General and administrative expenses (1)	(14,067)	(2,764)	(2,386)	(2,071)	(1,138)	7,624	(14,802)
Depreciation and amortization	(24,793)	(37,808)	(10,363)	(582)	(4,735)	(253)	(78,534)
Interest expense	—	—	—	—	—	—	(48,269)
Interest income	—	—	—	—	—	—	667
Equity-accounted income (loss)	(4,055)	—	—	—	—	—	(4,055)
Impairment expense, net	(126,168)	(22,903)	—	—	(22,931)	—	(172,002)
Gain (loss) on dispositions, net	(92)	(470)	—	—	—	—	(562)
Realized and unrealized gain (loss) on derivative instruments	—	—	—	—	—	—	(90,923)
Foreign currency exchange gain (loss)	—	—	—	—	—	—	(3,440)
Other income (expenses), net	—	—	—	—	—	—	(1,229)
Income (loss) before income tax (expense) recovery							(254,567)
Income tax (expense) recovery
Current	—	—	—	—	—	—	(2,136)
Deferred	—	—	—	—	—	—	(2,229)
Net income (loss)							(258,932)

Non-IFRS:
Adjusted EBITDA (2)	79,593	64,867	23,892	(2,606)	(2,003)	(195)	163,548
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)Adjusted EBITDA is a non-IFRS financial measure. Please refer to "Non-IFRS Financial Measures" below for definitions of this measure and for reconciliations of this measure with the most directly comparable financial measure calculated and presented in accordance with IFRS.

Revenues

Revenues decreased to $273 million, from $312 million, for the three months ended March 31, 2021, compared to the same period last year, primarily due to a decrease in our FPSO, shuttle tanker and FSO segments, as described below:

FPSO Segment

Revenues decreased in our FPSO segment to $108 million, from $116 million, for the three months ended March 31, 2021, compared to the same period last year, primarily due to:
•a decrease of $16 million due to lower uptime for the Petrojarl I FPSO unit during the three months ended March 31, 2021, as a result of operational issues;
•a decrease of $11 million due to the Voyageur Spirit FPSO unit ceasing operations under its contract in June 2020; and
•a decrease of $4 million mainly due to a reduction in the charter rate on the Knarr FPSO as a result of a March 2020 contract amendment relating to the unit;
partially offset by
•an increase of $23 million due to providing operational services for the Foinaven FPSO unit, which commenced operations under a new contract in March 2020; and
•an increase of $2 million due to the recharge of direct operating costs to our joint ventures (offset by an increase in direct operating costs of $2 million as noted below).

Shuttle Tanker Segment

Revenues decreased in our shuttle tanker segment to $138 million, from $150 million, for the three months ended March 31, 2021, compared to the same period last year, primarily due to:
•a decrease of $11 million due to the redelivery to us of the Navion Anglia, Navion Bergen and Navion Gothenburg shuttle tankers during 2020;
•a decrease of $9 million due to lower rates and less operating days in the conventional tanker market in which our shuttle tankers occasionally operate; and
•a decrease of $3 million due to lower utilization in the CoA fleet;
partially offset by

•an increase of $8 million due to compensation for contractual dry-docking obligations not performed by the charterer upon redelivery of the Navion Gothenburg shuttle tanker; and
•an increase of $4 million due to an increase in operating days under a master agreement with Equinor ASA.

FSO Segment

Revenues decreased in our FSO segment to $19 million, from $35 million, for the three months ended March 31, 2021, compared to the same period last year, primarily due to:
•a decrease of $11 million due to lower charter rates following a contract extension for the Randgrid FSO unit in June 2020; and
•a decrease of $6 million due to the absence of contribution from the Dampier Spirit FSO and Apollo Spirit FSO, as their contracts ended in the third quarter of 2020.

Corporate Segment/Eliminations

Revenue eliminations of $5 million for the three months ended March 31, 2021 related to the internal tows of the Dampier Spirit FSO unit and Foinaven FPSO unit by vessels in our towage segment.

Direct Operating Costs

Direct operating costs increased to $162 million, from $154 million, for the three months ended March 31, 2021, compared to the same period last year, primarily due to increased operating costs in our FPSO and towage segments, partially offset by decreased operating costs in our shuttle tanker and corporate segments, as described below:

FPSO Segment

Direct operating costs increased in our FPSO segment to $71 million, from $47 million, for the three months ended March 31, 2021, compared to the same period last year, primarily due to:
•an increase of $16 million due to providing operational services for the Foinaven FPSO unit, which commenced operations under a new contract in March 2020;
•an increase of $2 million due to the Rosebank post concept study;
•an increase of $2 million in onshore compensation;
•an increase of $2 million due to direct operating costs relating to our joint ventures (offset by an increase in revenues of $2 million as noted above); and
•an increase of $2 million due to an internal tow of the Foinaven FPSO in 2021;
partially offset by
•a decrease of $4 million due to the completion of the charter contract for the Voyageur Spirit FPSO unit in June 2020.

Towage Segment

Direct operating costs increased in our towage segment to $14 million, from $12 million, for the three months ended March 31, 2021, compared to the same period last year, primarily due to higher utilization.

Shuttle Tanker Segment

Direct operating costs decreased in our shuttle tanker segment to $63 million, from $78 million, for the three months ended March 31, 2021, compared to the same period last year, primarily due to:
•a decrease of $5 million due to less time-charter hire in 2021 compared to 2020;
•a decrease of $4 million due to lower utilization in the CoA fleet;
•a decrease of $4 million due to certain vessels leaving the fleet; and
•a decrease of $3 million due to lower pool expenses and less operating days in the conventional tanker market in which our shuttle tankers occasionally operate.
partially offset by
•an increase of $2 million due to four shuttle tanker newbuildings entering the fleet in late-2020 and early-2021.

Corporate Segment/Eliminations

Direct operating costs decreased in our corporate segment to $4 million, from $8 million, for the three months ended March 31, 2021, compared to the same period last year, primarily due to $5 million in eliminations related to the internal tow of the Dampier Spirit FSO unit and Foinaven FPSO unit in 2021.

General and Administrative Expenses

General and administrative expenses decreased to $13 million, from $15 million, for the three months ended March 31, 2021, compared to the same period last year, primarily due to a decrease in corporate function carve-out costs.

Depreciation and Amortization

Depreciation and amortization expense decreased to $77 million, from $79 million, for the three months ended March 31, 2021, compared to the same period last year, primarily due to decreases in our FPSO and FSO segments, partially offset by an increase in our shuttle tanker segment, as described below:

FPSO Segment

Depreciation and amortization expense decreased in our FPSO segment to $21 million, from $25 million, for the three months ended March 31, 2021, compared to the same period last year, primarily due to the impairment of certain of our FPSO units during 2020.

FSO Segment

Depreciation and amortization expense decreased in our FSO segment to $8 million, from $10 million, for the three months ended March 31, 2021, compared to the same period last year, primarily due to the impairment of the Randgrid FSO unit during 2020.

Shuttle Tanker Segment

Depreciation and amortization expense increased in our shuttle tanker segment to $43 million, from $38 million, for the three months ended March 31, 2021, compared to same period last year, primarily due to four shuttle tanker newbuildings entering the fleet in late-2020 and early-2021, partially offset by the sale and impairment of certain vessels.

Interest Expense

Interest expense was $48 million for the three months ended March 31, 2021, which is consistent with $48 million for the same period last year. Interest expense was impacted by lower interest rates during the three months ended March 31, 2021, compared to the same period last year. This was offset by an increase in the total amount drawn under our unsecured revolving credit facilities with Brookfield.

Equity-Accounted Income (Loss)

Equity-accounted income was $19 million for the three months ended March 31, 2021, compared to a loss of $4 million for the same period last year. The increase in equity-accounted income was primarily due to a $6 million realized and unrealized gain on derivative instruments held within our equity-accounted investments for the three months ended March 31, 2021, compared to a $15 million realized and unrealized loss for the same period last year, mainly as a result of an increase in long-term LIBOR benchmark rates during the three months ended March 31, 2021, compared to a decrease in long-term LIBOR benchmark rates during the three months ended March 31, 2020.

Impairment Expense, Net

Impairment expense, net was $nil for the three months ended March 31, 2021, compared to $172 million for the same period last year, primarily due to impairment expenses recorded in our FPSO, shuttle tanker and towage segments for the three months ended March 31, 2020, as described below:

FPSO Segment

Impairment expense, net in our FPSO segment was $126 million for the three months ended March 31, 2020, due to a $57 million impairment recorded on the Petrojarl Knarr FPSO unit and a $42 million impairment of the Petrojarl I FPSO unit due to changes in the expected earnings of the units as a result of a decline in crude oil prices during the three months ended March 31, 2020 and a $27 million impairment recorded on the Petrojarl Varg FPSO unit as a result of a reassessment of the future redeployment opportunities for the unit.

Shuttle Tanker Segment

Impairment expense, net in our shuttle tanker segment was $23 million for the three months ended March 31, 2020, due to a $17 million impairment of the Navion Gothenburg as a result of a change in the expected operating plans for the vessel, a $4 million impairment of the Navion Stavanger as a result of a change in the expected earnings for the vessel and a $2 million impairment of the Navion Bergen due to the expected sale of the vessel.

Towage Segment

Impairment expense, net in our towage segment was $23 million for the three months ended March 31, 2020, as a result of impairments on the ALP Forward, ALP Winger, ALP Ippon and ALP Ace due to changes in the expected earnings of the vessels.

Realized and Unrealized Gain (Loss) on Derivative Instruments

Net realized and unrealized gain (loss) on derivative instruments was $14 million for the three months ended March 31, 2021, compared to $(91) million for the same period last year and were comprised of the following:

	Three Months Ended March 31,
	2021	2020
	$	$
Realized gain (loss) on derivative instruments
Interest rate swaps	(151,935)	(5,771)
Foreign currency forward contracts	3,538	(1,303)
	(148,397)	(7,074)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	165,568	(75,441)
Foreign currency forward contracts	(3,311)	(8,408)
	162,257	(83,849)
Total realized and unrealized gain (loss) on derivative instruments	13,860	(90,923)

During the three months ended March 31, 2021, we recognized realized losses of $146 million on our interest rate swaps as a result of the termination or amendment of certain of our interest rate swaps. Realized losses on our interest rate swaps for the three months ended March 31, 2021, were otherwise consistent with the same period last year. We also recognized unrealized gains on interest rate swaps of $166 million during the three months ended March 31, 2021, compared to unrealized losses of $75 million during the same period last year. The increase in unrealized gains was primarily due to the termination or amendment of certain of our interest rate swaps during the three months ended March 31, 2021, as described above, in conjunction with an increase in long-term LIBOR benchmark rates, compared to a decrease in long-term LIBOR benchmark rates during the three months ended March 31, 2020.

During the three months ended March 31, 2021 and 2020, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in Norwegian Krone (or NOK) and Euros, which resulted in realized gains (losses) of $4 million and $(1) million during the three months ended March 31, 2021 and 2020, respectively. We also recognized unrealized losses on our foreign currency forward contracts of $3 million during the three months ended March 31, 2021, compared to $8 million for the same period last year, mainly due to a favorable forward spread as at March 31, 2021, compared to an unfavorable spread as at March 31, 2020.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain (loss) was $nil million for the three months ended March 31, 2021, compared to $(3) million for the same period last year. Our foreign currency exchange gain (loss) is due primarily to the relevant period-end revaluations of NOK-denominated monetary assets and liabilities for financial reporting purposes. Gains on NOK-denominated net monetary liabilities reflect a stronger U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated net monetary liabilities reflect a weaker U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

Income Tax (Expense) Recovery

Income tax (expense) recovery was $(1) million for the three months ended March 31, 2021, compared to $(4) million for the same period last year. The decrease in income tax expense was primarily due to a deferred expense recorded during the three months ended March 31, 2020, due to a decrease in the expected use of tax losses in Norway.

Adjusted EBITDA

Adjusted EBITDA decreased to $120 million for the three months ended March 31, 2021, compared to $164 million for the same period last year. This decrease was primarily due to a decrease in revenue and an increase in direct costs in our FPSO segment and a decrease in revenue in our FSO segment, as described above.

Non-IFRS Financial Measures

To supplement the unaudited interim condensed consolidated financial statements, we use Adjusted EBITDA, which is a non-IFRS financial measure, as a measure of our performance. Adjusted EBITDA represents net income (loss) before interest expense, interest income, income tax (expense) recovery, and depreciation and amortization, and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of our core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps (as we, in assessing our performance, view these gains or losses as an element of interest expense); realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; and equity-accounted income (loss). Adjusted EBITDA also includes our proportionate share of Adjusted EBITDA from our equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. We do not have control over the operations of, nor do we have any legal claim to the revenues and expenses of our equity-accounted investments. Consequently, the cash flow generated by our equity-accounted investments may not be available for use by us in the period that such cash flows are generated.

Adjusted EBITDA is intended to provide additional information and should not be considered as the sole measure of our performance or as a substitute for net income (loss) or other measures of performance prepared in accordance with IFRS. In addition, this measure does not have a standardized meaning and may not be comparable to similar measures presented by other companies. This non-IFRS measure is used by our management, and we believe that this supplementary metric assists investors and other users of our financial reports in comparing our financial and operating performance across reporting periods and with other companies.

The following table reconciles Adjusted EBITDA to net income (loss) for the three months ended March 31, 2021 and 2020:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2021	2020
Net income (loss)	5,901	(258,932)
Less:
Depreciation and amortization	(77,249)	(78,534)
Interest expense	(47,684)	(48,269)
Interest income	28	667
Income tax (expense) recovery
Current	(982)	(2,136)
Deferred	—	(2,229)
	131,788	(128,431)
Less:
Equity-accounted income (loss)	19,384	(4,055)
Impairment expense, net	—	(172,002)
Gain (loss) on dispositions, net	—	(562)
Realized and unrealized gain (loss) on derivative instruments	13,860	(90,923)
Foreign currency exchange gain (loss)	325	(3,440)
Other income (expenses), net	(26)	(1,229)
Adjusted EBITDA attributable to non-controlling interests (2)	2,228	3,792
Add:
Realized gain (loss) on foreign currency forward contracts	—	(1,303)
Adjusted EBITDA from equity-accounted investments (1)	24,253	24,863
Adjusted EBITDA	120,270	163,548

(1)Adjusted EBITDA from equity-accounted investments, which is a non-IFRS financial measure and should not be considered as an alternative to equity-accounted income (loss) or any other measure of financial performance presented in accordance with IFRS, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted investments. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA from equity-accounted investments is summarized in the table below:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2021	2020
Equity-accounted income (loss)	19,384	(4,055)
Less:
Depreciation and amortization	(7,565)	(7,838)
Interest expense, net	(2,068)	(3,834)
Income tax (expense) recovery
Current	(47)	(132)
Deferred	—	—
	29,064	7,749
Less:
Realized and unrealized gain (loss) on derivative instruments	5,527	(15,078)
Foreign currency exchange gain (loss)	(716)	(2,036)
Adjusted EBITDA from equity-accounted investments	24,253	24,863

(2)Adjusted EBITDA attributable to non-controlling interests, which is a non-IFRS financial measure and should not be considered as an alternative to net income (loss) attributable to non-controlling interests in subsidiaries or any other measure of financial performance presented in accordance with IFRS, represents the non-controlling interests' proportionate share of Adjusted EBITDA (as defined above) from our consolidated joint ventures. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA attributable to non-controlling interests is summarized in the table below:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2021	2020
Net income (loss) attributable to non-controlling interests in subsidiaries	(1,675)	(6,922)
Less:
Depreciation and amortization	(3,774)	(1,868)
Interest expense	(139)	(294)
Interest income	2	10
	2,236	(4,770)
Less:
Impairment expense, net	—	(8,386)
Gain (loss) on dispositions, net	—	(43)
Foreign currency exchange gain (loss)	8	(133)
Adjusted EBITDA attributable to non-controlling interests	2,228	3,792

Liquidity and Capital Resources

Liquidity is managed primarily through cash flows from operations, use of credit facilities and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements.

The following table presents our liquidity as at March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
	$	$
Cash and cash equivalents	197,078	235,734
Total liquidity (1)	222,078	235,734
Working capital surplus (deficit)	(267,352)	(230,494)
(1)Defined as cash, cash equivalents and undrawn revolving credit facilities

The increase in the working capital deficit was primarily due to a decrease in financial assets of $55 million mainly relating to amounts held in escrow for a shuttle tanker newbuilding yard installment payment as at December 31, 2020 and a decrease in cash and cash equivalents of $39 million, partially offset by a decrease in total current liabilities primarily relating to the termination or amendment of certain interest rate swaps during the three months ended March 31, 2021.

Our primary short-term liquidity needs are to pay existing committed capital expenditures, to make scheduled repayments of debt and related interest rate swaps, to pay debt service costs, to make quarterly distributions on outstanding preferred units, to pay operating expenses and dry-docking expenditures, to fund general working capital requirements, to settle claims and potential claims against us and to manage our working capital deficit.

Our long-term liquidity needs are to repay or refinance scheduled debt obligations and pursue additional growth projects. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. As at March 31, 2021, our cash requirements from known contractual and other obligations were as follows:

	Payments as at March 31, 2021
	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Public bond repayments (1)	1,138.3	—	251.3	687.0	200.0	—	—
Secured debt - scheduled repayments (1)	1,285.1	308.0	253.8	229.1	143.4	121.1	229.7
Secured debt - repayments on maturity (1)	763.4	42.9	247.7	93.1	182.0	98.9	98.8
Unsecured revolving credit facilities - due to related parties (1)	306.9	75.0	—	—	231.9	—	—
Obligations related to finance leases (1)	210.1	11.3	11.3	11.3	11.3	11.3	153.6
Derivative instruments (2)	38.0	26.9	6.9	3.4	0.8	—	—
Lease liabilities (3)	35.0	15.1	11.3	2.7	2.3	2.0	1.6
Newbuilding contracts (4)	99.4	26.2	73.2	—	—	—	—
Total	3,876.2	505.4	855.5	1,026.6	771.7	233.3	483.7

(1)Our interest-bearing obligations include bonds, commercial bank debt, unsecured revolving credit facilities provided by Brookfield and obligations related to finance leases. Please refer to Item 1 – Financial Statements: Note 11 – Borrowings, Item 1 – Financial Statements: Note 12 – Related Party Transactions and Item 1 – Financial Statements: Note 10 – Other Financial Liabilities for terms upon which future interest payments are determined.
(2)Consists of the financial liability relating to our foreign currency forward contracts and our interest rate swaps. Please refer to Item 1 – Financial Statements: Note 10 – Other Financial Liabilities for a summary of the terms of our derivative instruments which economically hedge certain of our floating rate interest-bearing obligations.
(3)Consists of the undiscounted cash requirements to settle our lease obligations relating to our office leases and in-chartered vessels.
(4)Consists of the estimated remaining payments for the acquisition of one shuttle tanker newbuilding. Please refer to Item 1 – Financial Statements: Note 8 – Advances on Newbuilding Contracts. We have secured $84.5 million of undrawn borrowings relating to this shuttle tanker newbuilding commitment.

Primarily as a result of the working capital deficit and committed capital expenditures, during the one-year period from March 31, 2021, we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our obligations and commitments and the minimum liquidity requirements under our financial covenants in our credit facilities. Additional potential sources of financing that we are actively pursuing, or may consider pursuing, during the one-year period from March 31, 2021, include entering into new debt facilities, borrowing additional amounts under existing facilities, the refinancing or extension of certain borrowings, selling certain assets, seeking joint venture partners for our business interests and/or capital raises. Based on our liquidity at the date of these unaudited interim condensed consolidated financial statements, the liquidity we expect to generate from operations over the following year, and by incorporating our plans to raise additional liquidity that we consider probable of completion, we expect that we will have sufficient liquidity to meet our existing liquidity needs for at least the one-year period from March 31, 2021. Refer to Item 1 – Financial Statements: Note 2b - Going Concern for additional information.

As at March 31, 2021, we had total borrowings outstanding of $3,187 million compared to $3,211 million as at December 31, 2020 and as at March 31, 2021, we were in compliance with all covenants relating to our consolidated borrowings. Our borrowings consist of the following:

	March 31, 2021	December 31, 2020
	$	$
U.S. Dollar Revolving Credit Facilities	415,367	439,600
U.S. Dollar Term Loans	1,435,015	1,426,370
U.S. Dollar Bonds	1,138,302	1,138,086
U.S. Dollar Non-Public Bonds	198,090	206,870
Total principal	3,186,774	3,210,926

The table below outlines our consolidated net debt to capitalization as at March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
	$	$
Borrowings	3,149,290	3,170,977
Obligations relating to finance leases	207,318	139,239
Due to related parties	272,874	194,628
Less:
Cash and cash equivalents	197,078	235,734
Restricted cash	91,188	133,389
Net debt	3,341,216	3,135,721
Total equity	242,688	244,899
Total equity and net debt	3,583,904	3,380,620
Net debt to capitalization ratio	93.2%	92.8%

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Three months ended March 31,
	2021	2020
Net operating cash flow	(28,965)	85,136
Net financing cash flow	105,356	20,891
Net investing cash flow	(115,287)	(96,867)

Operating Cash Flows

Net cash flow from operating activities decreased to a cash outflow of $29 million for the three months ended March 31, 2021, compared to an inflow of $85 million for the same period last year, primarily due to an increase to $152 million in realized losses on interest rate swaps during the three months ended March 31, 2021, compared to $6 million during the same period last year, which was a result of the termination or partial termination of certain interest rate swaps during the three months ended March 31, 2021. This was partially offset by changes in non-cash working capital items which provided for a contribution of $39 million for the three months ended March 31, 2021, compared to a shortfall of $18 million for the three months ended March 31, 2020. The increase in non-cash working capital items for the three months ended March 31, 2021, compared to the same period last year is primarily due to the timing of payments received from customers and made to vendors.

Net cash flow from operating activities also decreased for the three months ended March 31, 2021, compared to the same period last year, due to a decrease in revenues and an increase in direct operating costs. Refer to "Results of Operations" above.

Financing Cash Flows

We use our revolving credit facilities to finance capital expenditures and for general corporate purposes. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from borrowings, net of financing costs, were $74 million for the three months ended March 31, 2021, and $72 million for the same period last year.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of our borrowings were $99 million for the three months ended March 31, 2021, compared to $74 million for the same period last year. The increase in repayments is mainly due to the refinancing of one existing debt facility during the three months ended March 31, 2021.

Our proceeds from borrowings, net of financing costs and scheduled repayments, related to the sale and leaseback of vessels, were $69 million and $12 millions for the three months ended March 31, 2021 and 2020, respectively. The gross proceeds were used to fund installment payments on certain of the shuttle tanker newbuildings.

During the three month ended March 31, 2021, we entered into two additional unsecured credit facilities with Brookfield. As at March 31, 2021, the total of three unsecured revolving credit facilities provided for total borrowings of up to $325 million. During the three months ended March 31, 2021, we drew down $75 million related to these credit facilities. During the three months ended March 31, 2020, we drew down $30 million related to one existing facility.

Lease payments on our vessel in-charter leases and office leases were $3 million and $6 million for the three months ended March 31, 2021 and 2020, respectively.

Cash distributions paid to our preferred unitholders were $8 million for the three months ended March 31, 2021 and 2020. Subsequent to March 31, 2021, we declared aggregate cash distributions of $8 million for our Series A, Series B and Series E Preferred Units relating to the first quarter of 2021 that will be paid on May 17, 2021.

Investing Cash Flows

During the three months ended March 31, 2021, net cash flow used for investing activities was $115 million, primarily related to $156 million for additions to vessels and equipment, including installment payments for the delivery of two shuttle tanker newbuildings, partially offset by a $42 million decrease in restricted cash, primarily related to a $74 million reduction to amounts held in escrow for the final installment payment for one of the above mentioned shuttle tanker newbuildings, partially offset by cash sweep requirements under a previously amended loan agreement.

During the three months ended March 31, 2020, net cash flow used for investing activities was $97 million, primarily relating to $202 million for additions to vessels and equipment, including installment payments on the shuttle tanker newbuildings, partially offset by an $84 million decrease in restricted cash, primarily related to a $89 million reduction to amounts held in escrow for the final installment payment for one shuttle tanker newbuilding, proceeds of $15 million from the sales of the Navion Hispania and Stena Sirita shuttle tankers and the Petrojarl Cidade de Rio das Ostras FPSO unit and $6 million of cash acquired during the acquisition of one company.

Critical Accounting Estimates

The preparation of financial statements requires us to make critical judgments, estimates and assumptions in the application of our accounting policies that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Our management reviews our accounting policies, critical judgments, estimates and assumptions on a regular basis. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

For further information on our material accounting policies, critical accounting judgments and estimates see Part I, Item 18 - Financial Statements: Note 2v. - Critical accounting judgments and key sources of estimation uncertainty and Part I, Item 5B. Liquidity and Capital Resources - Critical Accounting Estimates in our Annual Report on Form 20-F for the year ended December 31, 2020.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our direct exposure to market risk results from fluctuations in interest rates foreign currency exchange rates and commodity prices. There have been no material changes to our market risks as disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020.

ITEM 4 - CONTROLS AND PROCEDURES

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the U.S. Securities and Exchange Act of 1934, as amended) that occurred during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Partnership’s internal control over financial reporting.

Remediation

As previously described in Part II, Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2020, we began implementing a remediation plan to address a material weakness due to the existence of control deficiencies related to user access management within the IT environment. The weakness will not be considered remediated, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that the remediation of this material weakness will be completed during the year ended December 31, 2021.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•our future growth prospects, business strategy and other plans and objectives for future operations;
•future capital expenditures and availability of capital resources to fund capital expenditures;
•our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next one-year period;
•our ability to enter into new debt facilities, borrow additional amounts under existing facilities, refinance or extend existing debt obligations, to fund capital expenditures, to sell certain assets, to pursue growth projects and to negotiate extensions or redeployments of existing assets;
•our continued ability to enter into fixed-rate time charters and FPSO contracts with customers;
•certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings and acquisitions, including our shuttle tanker newbuildings;
•the expected employment of the shuttle tanker newbuildings;
•our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter contracts;
•the valuation of goodwill and potential impairment;
•our compliance or ability to comply with covenants under our credit facilities and finance leases;
•the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;
•our hedging activities relating to foreign exchange and interest rate;
•our exposure to foreign currency fluctuations, particularly in Norwegian Krone, Brazilian Real, British Pound and Euro;
•unexpected changes in business conditions, governmental changes, health epidemics (including the COVID-19 pandemic) and other factors beyond our control that could have a material and adverse effect on our business, financial condition and operating results;
•increasing the efficiency of our business and redeploying vessels as charters expire or terminate;
•the extent of the disruption to and/or adverse impact on our business, operating results and financial condition as a result of the COVID-19 pandemic; and
•our ability and timing to remediate identified deficiencies in the IT environment.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for oil and offshore oil transportation, production and storage services; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or, vessel delivery delays; our potential inability to fund our liquidity needs for the upcoming one-year period from March 31, 2021, to raise financing to refinance debt, fund existing projects or capital expenditures; and our cash flows and levels of available cash, and required by any financing agreements; the outcome of discussions or legal action with third parties relating to existing or potential claims; our exposure to interest rate and foreign currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; the duration and scope of the COVID-19 pandemic; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2020. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
March 31, 2021
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings

Occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Please read Part III, Item 18. – Financial Statements: Note 17 – Provisions and Contingencies in our Annual Report on Form 20-F for the year ended December 31, 2020 and Item 1 - Financial Statements: Note 9 - Accounts Payable and Other in this Report on Form 6-K for a description of certain claims made against us.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, Item 3 - Key Information - D. Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2020, which could materially affect our business, financial condition or results of operations and the price and value of our securities.

Use of LIBOR is currently scheduled to cease in the future, and interest rates on our LIBOR-based obligations may increase in the future.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. In March 2021, the UK Financial Conduct Authority, which regulates LIBOR, announced that it will cease the publication of LIBOR after December 31, 2021, with the exception of certain tenors of U.S. dollar LIBOR which will cease publication after June 30, 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after the scheduled expiration dates, or if alternative rates will be adopted. Global regulators are working with the financial sector to transition away from the use of LIBOR and towards the adoption of alternative reference rates. For example, the U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities (or SOFR). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market acceptance as a LIBOR replacement tool remains in question and there can be no assurance that the transition to a new benchmark rate or other financial metric will be an adequate alternative to LIBOR or produce the economic equivalent of LIBOR. As a result, it is not possible at this time to know the ultimate impact that a phase-out of LIBOR may have.

While we plan to transition the majority of our LIBOR-linked contracts to risk-free rates through amendments to fallback clauses in our floating-rate credit facilities and debt instruments, if LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, there may be adverse impacts on the financial markets generally and interest rates on our variable-rate borrowings may be materially adversely affected.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

The following table summarizes the preferred units repurchased under our repurchase plan during the three months ended March 31, 2021(1):

(in thousands of U.S. Dollars, except unit and per unit data)	Total number of Preferred units purchased #	Average price paid per Preferred unit $	Total number of class of Preferred units purchased #
Series B Preferred units
January 1, 2021 - January 31, 2021	956	21.98	956
(1)In September 2020, we announced that our board of directors had authorized repurchases of our five-year senior unsecured bonds that mature in July 2023 and our Series A, B and E Preferred Units through open market purchases, privately negotiated transactions and/or pursuant to Rule 10b5-1 plans, in compliance with applicable securities laws and other legal requirements. The timing, volume, and nature of any repurchases will be determined by us, in consultation with the board of directors, based on evaluation of the capital needs of the business, trading prices, applicable legal requirements, and other factors. The repurchase program was completed in January 2021.

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

The following exhibits are filed as part of this quarterly report:

1.1Seventh Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. dated January 22, 2020 (1)
1.2Second Amendment to Seventh Amended and Restated Agreement of Limited Partnership of Altera Infrastructure L.P. (2)
4.1Credit Agreement, dated February 23, 2021, between Altera Shuttle Tankers L.L.C., and Brookfield TK Loan 2 L.P. and various other affiliated lenders
4.2Credit Agreement, dated February 23, 2021 between Altera Infrastructure L.P., and Brookfield TK Loan LP and various other affiliated lenders

(1)Previously filed as exhibit 1.2 to our Report on Form 20-F (File No. 1-33198), Filed with the SEC on February 28, 2020, and hereby incorporated by reference to such Report.
(2)Previously filed as exhibit 1.1 to our Report on Form 6-K (File No. 1-33198), filed with the SEC on November 3, 2020, and hereby incorporated by reference to such Report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	Altera Infrastructure GP L.L.C., its general partner

Date: May 5, 2020	By:	/s/ Mark Mitchell
Mark Mitchell Company Secretary